UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Carmike Cinemas, Inc.
(Name of Issuer)
Common Stock, Par Value $0.03 Per Share
(Title of Class of Securities)
143436400
(CUSIP Number)
Robert S. Hart, Esq.
5424 Deloache Avenue
Dallas, Texas 75220
(214) 378-5301
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	143436400

1	NAMES OF REPORTING PERSONS Mark Cuban

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 4 Pages

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by Mark Cuban with the Securities and Exchange Commission (the “Commission”) on December 29, 2008 as amended by that Schedule 13D/A filed with the Commission on April 6, 2010 (as amended and supplemented, collectively, the “Schedule 13D”), relating to the common stock, par value $0.03 per share, of Carmike Cinemas, Inc., a Delaware corporation. Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented as follows:
On February 14, 2011, Mr. Cuban sold his shares of Common Stock at a price of $6.4018 per share. The transaction reported is a sale of Mr. Cuban’s entire position in the Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:
On February 14, 2011, Mr. Cuban sold his entire position in the Common Stock of the Issuer at a price of $6.4018 per share and ceased to be a beneficial owner of five percent of a class of securities of the Issuer. Except for the sale of Common Stock described in the immediately preceding sentence, Mr. Cuban has not effected any transactions in the securities of the Issuer during the past 60 days.

Page 3 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2011	/s/ Mark Cuban
Mark Cuban

Page 4 of 4 Pages